Mail Stop 6010

June 21, 2007

Noah Berkowitz, M.D., Ph.D.
President and Chief Executive Officer
Alteon Inc.
221 W. Grand Avenue
Montvale, New Jersey 07645

> **Re: Alteon Inc.**
> **Preliminary Proxy Statement on Schedule 14A, Amendment 2**
> **Filed June 14, 2007**
> **File No. 1-16043**

Dear Dr. Berkowitz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14A

Use of Proceeds, page 33

1.   We note the revisions pursuant to comment 3. You still include $9 million under the broad category of "general corporate purposes, including capital expenditures and working capital." Please describe with more specificity the uses this category includes, and state an approximate dollar amount for each such use.

*　　*　　*

   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

         Sincerely,

         Jeffrey Riedler
         Assistant Director

cc: William T. Whelan
   Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.
   One Financial Center
   Boston, MA 02111